Exhibit 99.1

TryHard Holdings Limited to Effect Share Consolidation on August 10, 2026

OSAKA, JAPAN, August 6, 2026 (GLOBE NEWSWIRE) — TryHard Holdings Limited (“TryHard” or the “Company”) (NASDAQ: THH), a lifestyle entertainment platform in Japan, today announced that the Company’s board of directors approved on July 6, 2026 that the authorized, issued, and outstanding shares of the Company be consolidated on a 10 for 1 ratio with the marketplace effective date of August 10, 2026.

The objective of the share consolidation is to ensure the Company maintains compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on August 10, 2026, the Company’s ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “THH” but under a new CUSIP number, G9107K200.

As a result of the share consolidation, each 10 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders. The number of issued and outstanding ordinary shares of the Company will be correspondingly reduced from 50,046,250 to approximately 5,004,625, subject to adjustment for rounding. No fractional shares will be issued to any shareholders in connection with the share consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the share consolidation.

About TryHard Holdings Limited

As a lifestyle entertainment company in Japan, TryHard Holdings Limited aims to be on the cutting edge of the entertainment industry by introducing state-of-art technology, immersive storytelling, and bespoke experiences that are multi-sensory. The Company’s mission is to create unique entertainment experiences that captivate audiences, foster memorable connections, and leave a lasting impact. Principal businesses comprise of (i) event curation; (ii) consultancy and management services; (iii) sub-leasing of entertainment venues; and (iv) ownership and operation of restaurants.

By merging creativity, technology and hospitality expertise, TryHard strives to redefine the entertainment landscape in Japan and beyond. Commitment to innovation, quality, and customer satisfaction drives TryHard to continuously push boundaries and exceed expectations.

For more information, please visit the Company’s website: https://www.tryhardthh.com/.

IR Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the share consolidation and the Company’s expectations regarding the implementation of the proposed share consolidation, if approved, contain forward-looking statements. TryHard may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about TryHard’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to satisfy applicable legal, regulatory and Nasdaq requirements in connection with the proposed matters; the implementation and timing of the proposed corporate actions; changes in applicable laws, regulations or listing requirements and general economic and business conditions in Japan and assumptions underlying or related to any of the foregoing. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Investors are advised to refer to the Company’s filings made with the U.S. Securities and Exchange Commission when making investment decisions, which are available for review at www.sec.gov.

This release does not constitute an offer to sell or solicit an offer to buy any securities, nor does it represent a public offering under Financial Instruments and Exchange Act of Japan